FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For the month of September, 2006

             (Indicate by check mark whether the registrant files
                  or will file annual reports under cover of
                           Form 20-F or Form 40-F.)
                         Form 20-F  [X]  Form 40-F  [  ]


       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                      Securities Exchange Act of 1934. )

                                Yes [ ] No [X]

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

              China Netcom Group Corporation (Hong Kong) Limited
                   Building C, No. 156, Fuxingmennei Avenue
                               Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

The 2006 interim report of China Netcom Group Corporation (Hong Kong) Limited (the "Registrant"), made by the Registrant in English on August 23, 2006.

                                   SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED



                          By  /s/ Miao Jianhua

                          By  /s/ Mok Kam Wan







                      Name: Miao Jianhua and Mok Kam Wan

                       Title: Joint Company Secretaries



Date:    September 5, 2006

Contents
Chairman's Statement                                                       2

Chief Executive Officer's Statement                                        5

Independent Review Report                                                  8

Interim Financial Statements
  Unaudited Condensed Consolidated Income Statement                        9
  Unaudited Condensed Consolidated Balance Sheet                          10
  Unaudited Condensed Consolidated Statement of Changes in Equity         12
  Unaudited Condensed Consolidated Statement of Cash Flows                14
  Notes to the Interim Financial Statements                               15

Supplementary Information for American Depositary Shares Holders          49

Other Information                                                         51

Chairman's Statement
Dear Shareholders,

During the first half of 2006, the Company's commitment to the strategic goal of transforming itself into a "broadband communications and multi-media services provider" began to produce tangible results. The proportion of our revenues generated from high-growth businesses* increased to 23.9% from 19.4% during the same period last year. We are establishing a solid foundation for sustained growth within a highly competitive market. At the same time, we have made significant progress in our efforts to improve corporate governance. Improvements in corporate governance are resulting in management innovations and effective strategy implementation, allowing us to create value for shareholders in an increasingly competitive business environment and in an evolving information technology industry.

Implementation of Strategies

The rapid development of information technology in recent years, particularly the increasing rate of Internet penetration, has created profound changes in the global telecom services industry. Traditional narrow-band voice communications based on PSTN networks are being replaced by IP Network-based broadband information services that integrate voice, data and video. The Company's greatest challenge is to make the most of opportunities resulting from technological innovation and changes in demand for information services to implement its "broadband strategy".

China's broadband market continued to experience impressive growth in the first half of 2006. According to statistics of the Ministry of Information Industry, broadband subscribers increased by 7.558 million in the first six months of 2006 to 45.061 million. A speedy increase in disposable income, the increasingly common use of computers, the proliferation of broadband applications and content, and above all, the forthcoming 2008 Beijing Olympic Games are factors which support quick growth in the broadband market. In order to enhance China's global competitiveness, the PRC government is encouraging the informatization process among small and medium-sized enterprises, rural areas, government administrations and district communities. "Tripleplay" is an explicit target of the government's Eleventh Five-Year Plan, which runs from 2006 to 2010. Both Chinese government policies and global informatization trends are creating a shift from traditional communications to broadband integrated information services. This will bring about unprecedented favorable opportunities for the realization of the Company's strategic transformation.

The Company's commitments to transforming itself into a "broadband communications and multi-media services provider" began to yield tangible results during the first half of 2006. As the number of our broadband subscribers continued to grow at a fast rate of 28.6 %, our revenues from broadband content and applications also became significant. At the end of May 2006, the Company officially launched "CNC MAX", the first comprehensive audio-visual entertainment portal in the PRC. Our broadband business model of "charging for access + content" is maturing, based on the combination of "CNC MAX" with other broadband application and content platforms offering special local features that are operated by our provincial subsidiaries. In July 2006, five other cities in the Company's northern service region were approved to operate IPTV business. We believe the continuous deregulation of IPTV will provide outstanding opportunities for the Company to develop broadband applications and content services, as well as drive the "PC+TV" and "charging for access+content" broadband business model to a greater degree of maturity.

In line with governmental efforts to promote informatization and the increasing demand of integrated informatization services by our corporate customers, the Company launched the "CNC Connected" brand of integrated informatization services which integrate corporate telecommunications services and IT services and applications in certain cities. The number of customers for these services has risen quickly, attesting to the market's favorable response. In an environment which reflects an increasing shift towards mobile substitution, "CNC Connected" satisfies the incessantly increasing demand of our corporate customers for sophisticated informatization services, and allows us to build more in-depth cooperative relationships with our existing corporate customers, and to bring about new business growth.

Corporate Governance

The Company's corporate governance project aims to create a world-class corporate governance structure, and to serve as a model for other large state-owned enterprises in China. It made major progress during the first half of 2006.

Our pursuit of best-practices in the industry led to further improvements in our corporate governance "hardware" in the first half of the year, defining the scope for the state-owned controlling shareholders' participation. By insisting that the Board of Directors include a majority of non-executive and independent non-executive directors, we ensured its independence and effectiveness as the key to good governance. We also made adjustments in the composition of the Board of Directors and the Board Committees. The Compensation and Nomination Committee was split into two separate bodies. The Nomination Committee and the Corporate Governance Committee were combined to form the Nomination and Corporate Governance Committee, with a majority of independent non-executive directors and an independent non-executive director as its chairperson. This ensures that the selection of the company's senior management will comply with our strategic objectives, and conform to the interests of all our shareholders. In addition, the Company established a Supervision Committee to prevent insider dealing, maintain compliance with relevant regulations, and to ensure ethical conduct by the Company's middle and senior management. We have widened the scope of the Strategy Committee's duties, so as to guarantee the Company's strategic initiatives are scientifically formulated and effectively implemented in an ever-changing business environment.

To ensure that the Board of Directors functions efficiently, and to enhance its operational "software", we further improved the key operating procedures of the Board of Directors including strategic planning procedures, the Company's senior management performance appraisal system, processes for nominating and appointing directors, and methods for examining connected transactions. In addition, the Company implemented a new performance appraisal system for the Board of Directors and individual directors. The objective is to encourage directors to participate more actively in the Board's decision-making meetings, and to ensure that they take the initiative to understand the Company's business operations. These measures will help ensure that decisions made by the Board of Directors will better represent the interests of all of the Company's shareholders, providing support for sustainable growth in the future.

Changes of Directors and Management

On 17 May 2006, Dr. Tian Suning resigned as the Company's Chief Executive Officer while remaining as a Non-Executive Director and Vice Chairman of the Board. On the same day, Mr. Jiang Weiping also resigned from his position as an Executive Director. On behalf of the Board of Directors, I wish to express our sincere gratitude to Dr. Tian and Mr. Jiang for their remarkable contributions as Chief Executive Officer and Executive Director, respectively.

Future Prospects

Continued expansion of our high-growth businesses will remain our focus during the second half of the year. We shall fully leverage opportunities created by the technology innovation, the government's informatization drive and the 2008 Beijing Olympic Games. We remain committed to transforming the Company into a "broadband communications and multi-media services provider". At the same time, we shall continue to perfect the Company's corporate governance, turning the Board of Directors into trusted representatives of the shareholders.

Last, but not least, I would like to extend my heartfelt gratitude to each and every one of our shareholders for their consistent support and trust, and to the management and all of the Company's staff members for their outstanding contributions.

Zhang Chunjiang
Chairman
Hong Kong, August 23, 2006







* High-growth businesses include broadband and other Internet-related services, value-added services, and business and data communications services

Chief Executive Officer's Statement
Dear Shareholders,

In the first half of 2006, we encountered many challenges as well as new opportunities for growth in our operations. Growth of the traditional fixed line business was modest due to mobile substitution, but growth in our high-growth businesses was rapid. Our strategy of becoming a "broadband communications and multi-media services provider" began to produce tangible results, with the proportion of revenue from high-growth businesses reaching 23.9%.

Financial Performance

In the first half of 2006, our continuing operations generated RMB43,181 million in revenues, including amortization of upfront connection fees of RMB1,330 million. Excluding amortization of upfront connection fees, revenues from continuing operations amounted to RMB41,851 million, an increase of 2.2% over the same period of last year (unless otherwise specified, all the figures are net of amortization of upfront connection fees and discontinued operations). EBITDA was RMB22,969 million, and EBITDA margin was 54.9%. Net profit was RMB5,815 million and net profit margin was 13.9%.

Throughout the first half, competition from mobile operators intensified, and local regulatory authorities began to adjust tariffs for inter-district calls at the beginning of 2006. As a result, we saw marginal decline in revenue growth.

On 2 June 2006, the Company concluded an agreement with a consortium led by Ashmore Emerging Markets Liquid Investment Portfolio and Spinnaker Global Opportunity Fund Limited, disposing of our 100% equity interest in Asia Netcom Corporation Limited ("Asia Netcom") for an amount of USD 168.84 million. The transaction was completed on 22 August 2006. The disposal of Asia Netcom enabled the Company to concentrate resources to focus on our domestic market and the strategic objective of becoming a "broadband communications and multi-media services provider."

Traditional Fixed-line Business

In 2006, our development strategy for the traditional fixed-line business has been to retain our existing subscribers and traffic volume, while exploring new markets. Local telephone service subscribers continued to grow during the first half of 2006. The number of subscribers for local telephone services reached 119.412 million by the end of June 2006 with 89.632 million fixed-line subscribers and 29.780 million PHS subscribers, representing an increase of 1.9% and 14.1% respectively compared to the same period last year. In 2006, mobile operators in China became more aggressive in vying for subscribers, and the effect of mobile substitution for traditional fixed-line business was becoming increasingly obvious. In the first half of 2006, the Company's local telephone usage net of Internet dial-up usage dropped marginally to 108.107 billion pulses by 1.6% over the same period of last year. In order to cope with mobile substitution and to reduce the churn rate, in the first half of 2006, we began to launch multi-business bundling services in certain pilot cities. Multi-business bundling services have had a positive effect in the enhancement of MOU (average monthly minutes of usage), the growth in new subscribers and in revenue in the pilot cities, based on a soft launch in those cities.

During the first half of 2006, the Company continued the revision of its sales and marketing system. We launched a number of new initiatives. These included the following: establishment of a professional sales and marketing team for each segment market, enabling in-depth exploration of customers' needs and prompt response; changes in the incentive system for community managers to become more performance-oriented; strengthening of proactive services and proactive sales and marketing in our retail outlets and the phased launch of "customer appointment" services; and the creation of online retail outlets to provide our customers with more convenience and to shorten the time for our response. As we implement these initiatives, our Company's sales and marketing system is moving towards becoming more customer-oriented.

High Growth Businesses

Central to our strategic transformation and business development, we will continue to focus on the enhancement of the contribution of high growth businesses to revenues in 2006. Specific initiatives have included the following: 1) expanding the customer base of broadband subscribers while pushing forward the development of video and interaction-centered broadband content and applications; 2) upgrading the intelligence of local networks and developing new value-added services; and 3) accelerating the development of "CNC Connected" services to create a growth engine for the future. Compared to the same period last year, revenue from high growth businesses increased by 26.3%, improving our revenue structure.

During the first half of 2006, broadband business grew at high speed. The number of broadband subscribers grew by 28.6% over the same period of last year, to 13.506 million. Revenue from broadband and other Internet related services amounted to RMB5,340 million, a year-on-year increase of 33.3%, accounting for 12.8% of total revenue. Starting in the second half of 2005, the Company intensified the development of broadband content and applications and integrated resources along the industry chain, focusing on video and interaction-centered broadband content and applications. In May 2006, the Company established China Netcom Group Broadband Online Company Limited. This new business concentrates on the development and marketing of broadband content and applications. We also launched "CNC MAX", China's first comprehensive audio-visual entertainment portal. Broadband content and applications revenue for the period grew by 104.1%, to RMB402 million.

In May 2005, the Company commissioned the first commercial IPTV services of China in Harbin, Heilongjiang province. In line with government policy of "rural area informatization", in July 2005 the Company launched "integrated informatization services for rural areas" based on IPTV technology in Henan province. This has been approved as one of the models for "rural area informatization" by the National Development And Reform Commission of the People's Republic of China. By the end of June 2006, the Company had 85,800 subscribers for IPTV services, up by 48.1% over the end of last year. In July 2006, five other cities in the Company's service region were approved to operate IPTV business. The introduction of IPTV expands our target subscribers of our broadband business from PC's to the huge customer base of TV consumers. It reinforces and accelerates the maturity of our broadband business model based on "charging for access + contents" and helps the Company achieve "tripleplay."

During the first half of 2006, the Company's value-added businesses saw fast growth. Revenues amounted to RMB2,532 million, a year-on-year increase of 34.3%. The share of total revenue grew notably from 4.6% in the same period of last year to 6.1%. Contribution of the value-added services to the ARPU of local telephone services increased by 28.6% to RMB3.6 compared to the same period of last year. In the first half of 2006, PHS short messages amounted to
4.025 billion pieces, a year-on-year increase of 43.0%. Subscribers of personalized ring services amounted to 10.455 million, an increase of 169.5% over the same period of last year. Within this expanded customer base, subscribers for personalized ring services among fixed-line subscribers amounted to 3.819 million. During the first half of 2006, the Company soft-launched new value-added services in certain cities, such as personalized ring services for fixed lines and voice navigation, all of which achieved notable success in the market.

Taking advantage of the government's informatization policy, the Company began a pilot test of integrated informatization services under the brand "CNC Connected" targeted at small- and medium-sized corporations in certain cities in 2006. Leveraging on our strengths in network resources, customers and distribution channels, we integrated the resources of hardware suppliers, service providers and applications providers to provide corporate customers with integrated solutions including both standard modules and customized solutions. It is expected that the service will be fully marketed in all of the service regions in the second half of 2006, and becomes a new growth engine.

Outlook

In the second half of 2006, we will emphasize retention of traditional fixed-line business. With the phased completion of our local network intelligence upgrading and billing and supporting systems upgrading, multi-business bundling services will be marketed and implemented across our service regions. Taking advantage of technology innovation, tripleplay and informatization, our high growth businesses will continue to be a high priority and we will promote broadband access, develop broadband content and applications, expand broadband penetration rate among television consumers, and refine our "charging for access + contents" business model. These measures will lay a foundation for sustained growth and help accelerate our strategic transformation.

Clearly, the year 2006 is full of opportunities and challenges. I believe that with the efforts of the management and employees, the Company will see healthier development in the future.


Zuo Xunsheng
Executive Director and Chief Executive Officer
Hong Kong, 23 August 2006

                    [PRICEWATERHOUSECOOPERS LOGO OMITTED]


Independent Review Report
PRICEWATERHOUSECOOPERS
22/F, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888
www.pwchk.com

INDEPENDENT REVIEW REPORT TO THE BOARD OF DIRECTORS OF
CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
(incorporated in Hong Kong with limited liability)

Introduction

We have been instructed by the Company to review the interim financial statements of the Company set out on pages 9 to 48.

Respective responsibilities of directors and auditors

The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited requires the preparation of consolidated condensed interim financial information to be in compliance with Hong Kong Accounting Standard 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The interim financial statements is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on this interim financial statements and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with SAS 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of the Group's management and applying analytical procedures to the interim financial statements and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial statements.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial statements for the six months ended 30 June 2006.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 23 August 2006

Unaudited Condensed Consolidated Income Statement
For the six months ended 30 June 2006

                                                                                         Six months ended 30 June
                                                                                      ----------------------------------

                                                                         Note                  2006              2005
                                                                                        ---------------   --------------

                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited         Unaudited
                                                                                                             Restated
                                                                                                             (Note 2)
Continuing operations:
Revenues                                                                   4                 43,181            42,773
                                                                                        ---------------   --------------


Operating expenses
  Depreciation and amortization                                                             (12,619)          (12,398)
  Networks, operations and support                                                           (6,234)           (6,042)
  Staff cost                                                                                 (5,910)           (5,819)
  Selling, general and administrative                                                        (6,051)           (5,718)
  Other operating expenses                                                                     (687)             (700)
                                                                                        ---------------   --------------


Total operating expenses                                                   5                (31,501)          (30,677)
                                                                                        ---------------   --------------


Operating profit before interest income and dividend income                                  11,680            12,096
Interest income                                                                                  50                67
Dividend income                                                                                   --                28
                                                                                        ---------------   --------------


Profit from operations                                                                       11,730            12,191
Finance costs                                                              6                 (1,937)           (1,701)
                                                                                        ---------------   --------------


Profit before taxation                                                                        9,793            10,490
Taxation                                                                   7                 (2,648)           (2,750)
                                                                                        ---------------   --------------


Profit for the period from continuing operations                                              7,145             7,740
                                                                                        ===============   ==============


Discontinued operations:
Loss for the period from discontinued operations                          17                    (51)              (52)
                                                                                        ===============   ==============


Profit for the period attributable to shareholders of the Company                             7,094             7,688
                                                                                        ===============   ==============


Earnings per share for profit from continuing operations attributable to
  shareholders of the Company for the period                               9
  - Basic earnings per share                                                                RMB1.08           RMB1.17
                                                                                        ===============   ==============


  - Diluted earnings per share                                                              RMB1.07           RMB1.17
                                                                                        ===============   ==============


Loss per share for loss from discontinued operations attributable
  to shareholders of the Company for the period                            9
  - Basic loss per share                                                                  RMB(0.01)         RMB(0.01)
                                                                                        ===============   ==============


  - Diluted loss per share                                                                RMB(0.01)         RMB(0.01)
                                                                                        ===============   ==============


                                      9


The notes on pages 15 to 48 form an integral part of this condensed interim financial information.

Unaudited Condensed Consolidated Balance Sheet
As at 30 June 2006

                                                                                              As at             As at
                                                                                            30 June       31 December
                                                                         Note                  2006              2005
                                                                                        ---------------   --------------

                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited           Audited
Assets

Current assets
  Cash and bank deposits                                                  10                  5,482             4,895
  Accounts receivable                                                     11                  7,686             7,401
  Inventories and consumables                                                                   430               472
  Prepayments, other receivables and other current assets                                     1,524             1,484
  Due from holding companies and fellow subsidiaries                      12                    397               247
                                                                                        ---------------   --------------


  Subtotal                                                                                   15,519            14,499
  Assets of disposal group classified as held for sale                    17                  2,676                 --
                                                                                        ---------------   --------------


Total current assets                                                                         18,195            14,499
                                                                                        ---------------   --------------


Non-current assets
  Fixed assets                                                            13                164,099           168,663
  Construction in progress                                                                   12,355             6,822
  Lease prepayments for land                                              14                  1,925             1,949
  Intangible assets                                                       15                  1,309             1,393
  Deferred tax assets                                                                         3,803             3,480
  Other non-current assets                                                16                  4,239             6,034
                                                                                        ---------------   --------------


Total non-current assets                                                                    187,730           188,341
                                                                                        ---------------   --------------


Total assets                                                                                205,925           202,840
                                                                                        ===============   ==============


The notes on pages 15 to 48 form an integral part of this condensed interim financial information.


                                                                                              As at             As at
                                                                                            30 June       31 December
                                                                         Note                  2006              2005
                                                                                        ---------------   --------------
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited           Audited
Liabilities and equity

Current liabilities
  Accounts payables                                                       18                 19,787            16,719
  Accruals and other payables                                                                 3,965             3,905
  Short-term bank loans                                                  19(a)               45,527            47,341
  Current portion of long-term bank and other loans                      19(b)                7,024             6,846
  Due to holding companies and fellow subsidiaries                        12                  8,497             8,990
  Current portion of deferred revenues                                    20                  7,234             7,975
  Current portion of provisions                                                               4,027             4,029
  Taxation payable                                                                            2,917             2,594
                                                                                        ---------------   --------------


  Subtotal                                                                                   98,978            98,399
  Liabilities of disposal group classified as held for sale               17                  3,134                 --
                                                                                        ---------------   --------------


Total current liabilities                                                                   102,112            98,399
                                                                                        ---------------   --------------


Net current liabilities                                                                     (83,917)          (83,900)
                                                                                        ---------------   --------------


Total assets less current liabilities                                                       103,813           104,441
                                                                                        ---------------   --------------


Non-current liabilities
  Long-term bank and other loans                                         19(b)               17,994            18,143
  Due to holding companies and fellow subsidiaries                        12                  6,860             7,840
  Deferred revenues                                                       20                  7,641            10,925
  Provisions                                                                                  2,942             3,174
  Deferred tax liabilities                                                                    1,301             1,324
  Other non-current liabilities                                                                  21                25
                                                                                        ---------------   --------------


Total non-current liabilities                                                                36,759            41,431
                                                                                        ---------------   --------------


Total liabilities                                                                           138,871           139,830
                                                                                        ---------------   --------------


Financed by:
  Share capital                                                           21                  2,187             2,181
  Reserves                                                                                   64,867            60,829
                                                                                        ---------------   --------------


Shareholders' equity                                                                         67,054            63,010
                                                                                        ---------------   --------------


Total liabilities and equity                                                                205,925           202,840
                                                                                        ===============   ==============


The notes on pages 15 to 48 form an integral part of this condensed interim financial information.

                      Zuo Xunsheng                                                  Miao Jianhua
                    ---------------------                                        ------------------------


                        Director                                                      Director

Unaudited Condensed Consolidated Statement of Changes in Equity For the six months ended 30 June 2006

                                                                Six months ended 30 June 2006
                                       ---------------------------------------------------------------------------------

                                             Attributable to shareholders of the Company (unaudited)
                                        Share      Share    Capital   Statutory Revaluation  Other    Retained    Total
                                       capital    premium   reserve    reserve    reserve   reserve   earnings    equity
                                       --------   --------   -------   -------   --------   -------   --------   -------

                                       RMB          RMB        RMB       RMB        RMB       RMB        RMB       RMB
                                     million      million    million   million    million   million    million   million
                                    (Note 21)

Balance as at 1 January 2006            2,181      42,750        387     8,550       4,101    (5,203)    10,244    63,010
Transfer to statutory reserve
  (Note 8 (iii))                           --          --         --     1,330          --        --     (1,330)       --
Transferred to retained earnings           --          --         --        --        (954)      (37)       991        --
Currency translation differences           --          --         --        --          --       (48)        --       (48)
                                       --------   --------   -------   -------    --------   -------   --------   -------


Net income/(expense) recognised
  directly in equity                       --          --         --     1,330        (954)      (85)      (339)      (48)
Profit for the period                      --          --         --        --          --        --      7,094     7,094
                                       --------   --------   -------   -------    --------   -------   --------   -------


Total income recognized for the period     --          --         --     1,330        (954)      (85)     6,755     7,046

Dividends related to 2005 distributed
  during the period (Note 8(i))            --          --         --        --          --        --     (3,196)   (3,196)
Issue of shares upon exercise
  of share options (Note 21)                6         173        (23)       --          --        --         --       156
Share-based payment                        --          --         38        --          --        --         --        38
                                       --------   --------   -------   -------    --------   -------   --------   -------


Balance as at 30 June 2006              2,187      42,923        402     9,880       3,147    (5,288)    13,803    67,054
                                       ========  =========  ========  ========    ========  =========  ========  ========


The notes on pages 15 to 48 form an integral part of this condensed interim financial information.


                                                                Six months ended 30 June 2005
                                       ---------------------------------------------------------------------------------

                                             Attributable to shareholders of the Company (unaudited)
                                        Share      Share    Capital   Statutory Revaluation  Other    Retained    Total
                                       capital    premium   reserve    reserve    reserve   reserve   earnings    equity
                                       --------   --------   -------   -------   --------   -------   --------   -------

                                       RMB          RMB        RMB       RMB        RMB       RMB        RMB       RMB
                                     million      million    million   million    million   million    million   million
                                    (Note 21)

Balance as at 1 January 2005            2,181      42,750        283       723       4,735     5,866      8,224    64,762

Transfer to statutory reserve
(Note 8(iii))                              --          --         --     3,378          --        --     (3,378)       --
Movement of deferred tax recognized in equity          --         --        --          --     1,097        843    (2,174)
(234                                       )
Transferred to retained earnings           --          --         --        --        (777)      (41)       818        --
Currency translation differences           --          --         --        --          --         5         --         5
                                       --------   --------   -------   -------    --------   -------   --------   -------


Net income/(expense)
  recognised directly in equity            --          --         --     3,378         320       807     (4,734)     (229)
Profit for the period                      --          --         --        --          --        --      7,688     7,688
                                       --------   --------   -------   -------   --------    -------   --------   -------


Total income recognized for the period     --          --         --     3,378         320       807      2,954     7,459
Contributions from owner                   --          --         --        --          --        --         68        68
Dividends related to 2004 distributed
  during the period                        --          --         --        --          --        --       (259)     (259)
Distributions to owner                     --          --         --        --          --        --       (930)     (930)
Net assets distributed to owner in
  accordance with reorganization for
  the Acquisition                          --          --         --        --          --        --     (1,533)   (1,533)
Share-based payment                        --          --         48        --          --        --         --        48
                                       --------   --------   -------   -------   --------    -------   --------   -------


Balance as at 30 June 2005              2,181      42,750        331     4,101       5,055     6,673      8,524    69,615
                                       ========   ========   =======   =======    ========   =======   ========   =======


The notes on pages 15 to 48 form an integral part of this condensed interim financial information.

Unaudited Condensed Consolidated Statement of Cash Flows
For the six months ended 30 June 2006

                                                                                         Six months ended 30 June
                                                                                       ---------------------------------
                                                                         Note                  2006              2005
                                                                                        ---------------   --------------

                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited         Unaudited
                                                                                                             Restated
                                                                                                               Note 2

Continuing operations:
Net cash inflow from operating activities                                                    17,959            18,087
Net cash outflow from investing activities                                                  (10,754)           (9,174)
Net cash outflow from financing activities                                                   (6,420)          (10,793)
                                                                                        ---------------   --------------


Net cash inflow/(outflow) from continuing operations                                            785            (1,880)
Net cash inflow from discontinued operations                              17                     89               533
                                                                                        ---------------   --------------


Increase/(decrease) in cash and cash equivalents                                                874            (1,347)
                                                                                        ===============   ==============


Cash and cash equivalents at beginning of period                                              4,874            10,581
                                                                                        ===============   ==============


Cash and cash equivalents at end of period                                                    5,748             9,234
                                                                                        ===============   ==============


- Continuing operations                                                   10                  5,480             8,384
- Cash and cash equivalents classified as held for sale                                         268               850
                                                                                        ===============   ==============


The notes on pages 15 to 48 form an integral part of this condensed interim financial information.

Notes to the Interim Financial Statements
1    The Group and its principal activities

     Background of the Group
     China Netcom Group Corporation (Hong Kong) Limited (the "Company") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China ("PRC") as a limited liability company under the Hong Kong Companies Ordinance. The Company, China Netcom Holdings and China Network Communications Group Corporation (the "China Netcom Group") underwent the reorganization on June 30 2004 ("the Reorganization"). Following the Reorganization, the shares of the Company were listed on The Stock Exchange of Hong Kong Limited on 17 November 2004 and the ADSs on 16 November 2004. Immediately after the Reorganization, China Netcom Group became the ultimate holding company of the Group. Pursuant to a resolution passed in the special general meeting of the shareholders on 25 October 2005, the Company acquired the principal telecommunications operations and assets in the four northern provinces/autonomous region, namely Shanxi Province, Neimenggu Autonomous Region, Jilin Province and Heilongjiang Province from China Netcom Group (the "Acquisition"), and the Acquisition was completed on 25 October 2005. Please refer to note 1 to the financial statements of the 2005 Annual Report for the details and financial impact of the Acquisition.

     Following the Acquisition, the Company and its subsidiary (collectively refer to "the Group") is the dominant provider of fixed line telephone services, broadband, other internet related services, and business and data communications services in ten northern provinces, municipalities and autonomous region in the PRC , namely Beijing Municipality, Tianjin Municipality, Hebei Province, Liaoning Province, Shandong Province, Henan Province, Shanxi Province, Neimenggu Autonomous Region, Jilin Province, and Heilongjiang Province. The Group also provides telecommunications services to selected business and residential customers in both a southern municipality and a southern province in the PRC, namely Shanghai Municipality and Guangdong Province. In addition, the Group operates a network and offers international data services throughout the Asia Pacific countries and regions through Asia Netcom Corporation Limited and its subsidiaries (collectively referred to as "ANC Group").

     The Group's principal services consist of:

     o Fixed line telephone services (including the personal handy phone system (PHS) services), comprising:

          (a) Local, domestic long distance and international long distance services;

          (b) Value-added services, including caller identity, telephone information services; and

          (c) Interconnection services provided to other domestic telecommunications service providers including the fellow subsidiary owned by China Netcom Group operating outside the twelve service regions;

     o    Broadband services and other Internet-related services;

     o Business and data communications services, including integrated regional data and voice communications services; and

     o International services consisting of international voice services including international inbound calls destined for the PRC or transit through the PRC or other Asia-Pacific countries and regions, and leased line, Internet access, managed data and other telecommunications services provided to business and carrier customers located outside the PRC.

     On 2 June 2006, the Group entered into an agreement with third party buyers to dispose of its entire interest in the ANC Group at an aggregate cash consideration of US$168.84 million (equivalent to RMB 1,362.57 million) at fair value determined by both parties. The Group agreed to maintain its business relationship with ANC Group in connection with its own international operations and such business relationship will include the purchase of certain limited network capacity from ANC Group after the disposal. The transaction was completed on 22 August 2006.

2    Basis of presentation

     These unaudited condensed consolidated financial statements (the "interim financial statements") have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34, "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") and the disclosure requirements of the Hong Kong Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

     The interim financial statements include the financial information of the Group and have been prepared in accordance with the same accounting policies adopted in the 2005 financial statements and the new accounting policies as set out in Note 3 below. These interim financial statements should be read in conjunction with the Group's 2005 financial statements.

     In respect of the 2005 comparative figures, prior to the Acquisition, China Netcom Group held the entire telecommunications operations and assets of four northern provinces/autonomous region. Since China Netcom Group is the Group's ultimate holding company, the Acquisition constitutes a business combination under common control. Acquisition under common control is outside the scope of Hong Kong Financial Reporting Standard ("HKFRS") 3 "Business combinations" issued by HKICPA. Accordingly, the Company has used merger accounting to record the Acquisition in accordance with the Accounting Guideline 5 "Merger Accounting For Common Control Acquisition" ("AG 5") issued by the HKICPA, and the acquired assets are stated at carrying amounts as if the fixed line telecommunications operations and assets of the four provinces/autonomous region have been held by the Company from the beginning of the earliest period presented. The 2005 comparatives of the income statement and cash flow statement have been restated accordingly.

     On 2 June 2006, the Group entered into an agreement with third party buyers to dispose of the entire interests in the ANC Group and the disposal was completed on 22 August 2006. The assets and liabilities of the ANC Group have been classified as held for sales and carried at the lower of carrying amount and fair value less costs to sell since their carrying amount is recovered principally through a sales transaction rather than through a continuing use since 2 June 2006 in accordance with HKFRS 5 "Non-current assets held for sales and discontinued operations" issued by the HKICPA. The results and cashflows of the operations of the ANC Group have been presented as discontinued operations. The 2005 comparative figures of the income statement and statement of cash flow in respect of the ANC Group have been re-presented as discontinued operations accordingly.

     A significant percentage of the Group's funding requirements is achieved through short term borrowings. Consequently, the balance sheet indicates a significant working capital deficit. In the past, a substantial portion of the Group's short term borrowings have been rolled over upon maturity. In addition, on 20 July 2006, the Group issued commercial papers to raise additional funding of RMB10 billion. Based on the Group's history of obtaining finance, its current finance, its relationships with its bankers and its operating performance, the directors consider that the Group will continue to be able to roll over such short term financing, or will be able to obtain sufficient alternative sources of financing to enable it to operate and meet its liabilities as and when they fall due.

3    Changes in accounting policies

     In 2006, the Group adopted the new and revised HKFRSs as listed below, which are relevant to its operations.

     HKAS 21 (revised) Movement impact of foreign currency--net investment in foreign operations HKAS 39 (revised) Predictive accounting of cash flow hedging of inner group transaction HKAS 39 (revised) Fair value option HKAS 39 (revised) Financial guarantee contract HKFRS 4 (revised) Financial guarantee contract

     The adoption of these new and revised HKFRSs by the Company did not have any significant impact on its results of operations and financial position.

4    Revenues

     Revenues represent the turnover of the Group and are derived from the provision of fixed line telecommunications and related services, net of the PRC business taxes and government levies. The Group's revenues by business nature can be summarized as follows:

                                                                                         Six months ended 30 June
                                                                                      ----------------------------------

                                                                                               2006              2005
                                                                                        ---------------   --------------

                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited         Unaudited
                                                                                                             Restated
                                                                                                             (Note 2)
     Revenues
       Local usage fees                                                                      11,448            12,487
       Monthly telephone service                                                              8,700             9,105
       Upfront installation fees                                                                694               720
       DLD usage fees                                                                         5,057             5,255
       ILD usage fees                                                                           556               509
       Value-added services                                                                   2,532             1,886
       Interconnection fees                                                                   4,028             3,863
       Upfront connection fees                                                                1,330             1,824
       Broadband service                                                                      4,993             3,674
       Other internet-related service                                                           347               332
       Managed data service                                                                     784               829
       Leased line income                                                                     1,361             1,211
       Other services                                                                         1,351             1,078
                                                                                        ---------------   --------------


     Total                                                                                   43,181            42,773
                                                                                        ===============   ==============


     The revenues of the Group's international telecommunication services derived from the ANC Group operation have been separately disclosed as discontinued operations in note 17. The Company considers that the remaining revenue earned from its international telecommunication services is not material. Accordingly, the revenue is not separately disclosed and has been included in the analysis above.

5    Operating expenses

     Operating expenses are composed of the following items:

                                                                                         Six months ended 30 June
                                                                                      ----------------------------------

                                                                                               2006              2005
                                                                                        ---------------   --------------

                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited         Unaudited
                                                                                                             Restated
                                                                                                             (Note 2)

     Staff costs                                                                              5,910             5,819
     Depreciation and amortisation                                                           12,619            12,398
     Maintenance costs                                                                        1,986             2,039
     Miscellaneous taxes and fees                                                               147               144
     Installation costs                                                                         575               557
     Interconnection charges                                                                  1,851             1,731
     Advertising and promotion expenses                                                         396               384
     Sales channel cost                                                                       1,135               912
     Subscribers acquisition and retention costs                                              1,795             2,131
     Auditors' remuneration                                                                      11                 8
     Bad and doubtful debt expenses                                                             543               441
     Operating leases                                                                         1,006               867
                                                                                        ===============   ==============

6    Finance costs

                                                                                         Six months ended 30 June
                                                                                      ----------------------------------

                                                                                               2006              2005
                                                                                      ----------------   ---------------

                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited         Unaudited
                                                                                                             Restated
                                                                                                             (Note 2)
     Interest expenses on:
       -Bank and other loans wholly repayable within five years                               1,667             1,921
       -Bank and other loans wholly repayable after more than five years                        124                71
       -Deferred consideration related to Acquisition (Note 12)                                 251                --
                                                                                      ----------------   ---------------


                                                                                              2,042             1,992
     Less: Interest expenses capitalised in construction in progress                           (115)             (135)
     Exchange loss / (gain), net                                                                  1              (165)
     Bank charges                                                                                 9                 9
                                                                                      ----------------   ---------------


                                                                                              1,937             1,701
                                                                                      ================   ===============


     Interest expenses were capitalised in construction
       in progress using the following annual interest rates                            4.28%-5.03%       3.91%-4.88%
                                                                                      ================   ===============


7    Taxation

                                                                                         Six months ended 30 June
                                                                                      ----------------------------------

                                                                                               2006              2005
                                                                                        ---------------   --------------

                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited         Unaudited
                                                                                                             Restated
                                                                                                             (Note 2)

     PRC enterprise income tax ("EIT")                                                        2,993             3,375
     Overseas profit tax                                                                          1                 --
     Deferred taxation                                                                         (346)             (625)
                                                                                        ---------------   --------------


     Taxation charges                                                                         2,648             2,750
                                                                                        ---------------   --------------

     The provision for PRC EIT is calculated based on the statutory income tax rate of 33% on the assessable profit of each of the entities now comprising the Group in the PRC as determined in accordance with the relevant income tax rules and regulations in the PRC.

     Taxation on profits derived from certain subsidiaries outside the PRC, including Hong Kong, has been calculated on the estimated assessable profit at the rates of taxation ranging from 17.50% to 30.00%, prevailing in the countries in which those entities operate.

     The reconciliation between the Group's actual tax charge and the amount which is calculated based on the weighted average statutory tax rate is as follows:

                                                                                         Six months ended 30 June
                                                                                      ----------------------------------

                                                                                               2006              2005
                                                                                        ---------------   --------------

                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited         Unaudited
                                                                                                             Restated
                                                                                                             (Note 2)

     Profit before taxation                                                                   9,793            10,490
                                                                                        ===============   ==============


     Weighted average statutory tax rate                                                        33%               33%
     Tax calculated at the weighted average statutory tax rate                                3,231             3,462
     Non-taxable income (Note below)                                                           (535)             (701)
     Expenses not deductible for tax purposes                                                    20                72
     Others                                                                                     (68)              (83)


     Tax charge                                                                               2,648             2,750
                                                                                        ===============   ==============


     Note: Non-taxable income comprises primarily upfront connection fees charged to customers and amortized over the customer relationship period.


8    Profit distributions

                                                                      Six months ended 30 June
                                                   ---------------------------------------------------------------------

                                                          2006 (Note(i))                           2005
                                                  ---------------------------------   ----------------------------------

                                                            HK$               RMB               HK$               RMB
                                                        million           million           million           million
                                                      Unaudited         Unaudited         Unaudited         Unaudited

     Dividend distributed during the period               3,073             3,196               245               259
                                                   --------------     ------------     --------------     --------------


     Notes:

     (i) Pursuant to the shareholder's approval at the Annual General Meeting held on 16 May 2006, a final dividend of HK$0.466 per share totaling RMB3,196 million in respect of the year ended 31 December 2005 was declared and was paid on 6 June 2006, which has been reflected as an appropriation of retained earnings for the six months ended 30 June 2006.

     (ii) No interim dividend has been proposed by the directors for the period ended 30 June 2006. The payment of any future dividends will be determined by the Board of Directors.

     (iii) Appropriation to statutory reserve

          According to a PRC tax approval document issued by Ministry of Finance and State Administration of Taxation to the Group, the Group's upfront connection fees are not subject to EIT and an amount equaled to the upfront connection fees recognised in the retained earnings should be transferred from retained earnings to a statutory reserve. For the six months ended 30 June 2006, the Company has made an appropriation of RMB 1,330 million to the statutory reserve (For the six months ended 30 June 2005: RMB 3,378 million).

9    Earnings per share

     Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period.

     The following table sets forth the computation of basic and diluted net earnings/(loss) per share:

                                                                                         Six months ended 30 June
                                                                                      ----------------------------------

                                                                                               2006              2005
                                                                                        ---------------   --------------

                                                                                      (in RMB millions, except share
                                                                                            and per share data)
                                                                                          Unaudited         Unaudited
                                                                                                             Restated
                                                                                                             (Note 2)

     Numerator:
     Profit/(loss) for the period                                                             7,094             7,688
                                                                                        ===============   ==============


       - Continuing operations                                                                7,145             7,740
       - Discontinued operations                                                                (51)              (52)

     Denominator:
       Weighted average number of ordinary shares outstanding and
         shares used in computing basic earnings per share                            6,596,123,569     6,593,529,000
       Diluted equivalent shares arising from share options                              50,441,318        34,754,749
                                                                                      ----------------- ----------------


     Shares used in computing diluted earnings per share                              6,646,564,887     6,628,283,749
                                                                                      ----------------- ----------------


     Basic earnings/(loss) per share
     - Continuing operations                                                                RMB1.08           RMB1.17
                                                                                        ===============   ==============


     - Discontinued operations                                                            RMB(0.01)         RMB(0.01)
                                                                                        ===============   ==============


     Diluted earnings/(loss) per share
     - Continuing operations                                                                RMB1.07           RMB1.17
                                                                                        ===============   ==============


     - Discontinued operations                                                            RMB(0.01)         RMB(0.01)
                                                                                        ===============   ==============

10   Cash and bank deposits

                                                                                              As at             As at
                                                                                            30 June       31 December
                                                                                               2006              2005
                                                                                        ---------------   --------------

                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited           Audited

     Cash and cash equivalents                                                                5,480             4,874
     Time deposits with original maturities over three months                                     2                21
                                                                                        ---------------   --------------


     Total cash and bank deposits                                                             5,482             4,895
                                                                                        ===============   ==============


     Effective interest rate of time deposits with original maturities
       over three months (%)                                                                   0.72              0.72
                                                                                        ===============   ==============


     Included in cash and bank deposits at the end of each of 30 June 2006 and 31 December 2005 are Renminbi denominated balances kept in the PRC amounting to RMB 4,769 million and RMB 3,797 million respectively. The conversion of Renminbi denominated balances into foreign currencies and the remittance of bank balances and cash out of the PRC are subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

11   Accounts receivable

     Amounts due from the provision of fixed line telecommunications service to residential and business customers are due within 30 days from the date of billing. Residential customers who have accounts overdue by more than 90 days will in normal circumstances have their services disconnected. Accounts receivable from other telecommunications operators and customers are due between 30 to 90 days from the billing date.

     The ageing analysis of accounts receivable based on the billing date is as follows:

                                                                                              As at             As at
                                                                                            30 June       31 December
                                                                                               2006              2005
                                                                                        ---------------   --------------


                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited           Audited

     0-30 days                                                                                5,657             5,446
     31-90 days                                                                               1,467             1,556
     Over 90 days                                                                             2,687             2,053
                                                                                        ---------------   --------------


     Total                                                                                    9,811             9,055
                                                                                        ---------------   --------------


     Less: Allowance for doubtful debts                                                      (2,125)           (1,654)
                                                                                        ---------------   --------------


     Net carrying amounts                                                                     7,686             7,401
                                                                                        ---------------   --------------


     The fair value of accounts receivable approximate their carrying values based on cash flows discounted using a rate based on the borrowing rate of 5.85% (31 December 2005: 5.58%).

     Included in the accounts receivable are amounts due from other state-owned telecommunication operators amounting to RMB 1,209 million (31 December 2005: RMB 1,003 million).

12   Amounts due from/(to) holding companies and fellow subsidiaries

                                                                                              As at             As at
                                                                                            30 June       31 December
                                                                                               2006              2005
                                                                                        ---------------   --------------

                                                                           Note                 RMB               RMB
                                                                                            million           million
                                                                                          Unaudited           Audited
     Current:

     Due from ultimate holding company                                      (a)                 346                89
     Due from other holding companies                                       (a)                   2                 1
     Due from fellow subsidiaries                                           (a)                  49               157
                                                                                        ---------------   --------------


     Total                                                                                      397               247
                                                                                        ---------------   --------------

     Due to ultimate holding company
     - Deferred consideration                                               (b)               1,960             1,960
     - Others                                                               (a)               4,587             3,877
     Due to fellow subsidiaries                                             (a)               1,950             3,153
                                                                                        ---------------   --------------


     Total                                                                                    8,497             8,990
                                                                                        ---------------   --------------

     Non-current:

     Due to ultimate holding company
     - Deferred consideration                                               (b)               6,860             7,840


                                                                                              6,860             7,840
                                                                                        ---------------   --------------

     Note:

     (a) These are interest free, unsecured and have no fixed terms of repayment.

     (b) Balance represents the deferred payments arising from the Acquisition outstanding at period end. The balance is charged at interest rate of 5.265 % per annum with final maturity through 30
          June 2010. The deferred payment is analyzed as follows:

                                                                                              As at             As at
                                                                                            30 June       31 December
                                                                                               2006              2005
                                                                                        ---------------   --------------

                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited           Audited

          Within one year                                                                     1,960             1,960
          In the second year                                                                  1,960             1,960
          In the third to fifth year, inclusive                                               4,900             5,880
                                                                                        ---------------   --------------


          Total                                                                               8,820             9,800
                                                                                        ---------------   --------------


13   Fixed assets

                                                                                         Furniture,
                                                                                           fixture,
                                                                                              motor
                                                                Telecommunications     vehicles and
                                                                     networks and             other
                                                      Buildings         equipment         equipment             Total
                                                   --------------     ------------     --------------     --------------

                                                            RMB               RMB               RMB               RMB
                                                        million           million           million           million
                                                      Unaudited         Unaudited         Unaudited         Unaudited

     Cost / valuation:
     Balance at 1 January 2006                           27,050           280,301            19,770           327,121
     Additions                                               11               245               182               438
     Transferred from construction in progress               65             7,114               777             7,956
     Disposals/write off                                     (1)             (133)              (54)             (188)
     Classified assets as held for sale                    (172)             (635)              (42)             (849)
                                                   --------------     ------------     --------------     --------------


     Balance at 30 June 2006                             26,953           286,892            20,633           334,478
                                                   --------------     ------------     --------------     --------------


     Accumulated depreciation:
     Balance at 1 January 2006                           (6,201)         (142,639)           (9,618)         (158,458)
     Charges for the period                                (588)          (10,846)             (986)          (12,420)
     Disposals/write off                                     --               111                48               159
     Classified assets as held for sale                      51               261                28               340
                                                   --------------     ------------     --------------     --------------


     Balance at 30 June 2006                             (6,738)         (153,113)          (10,528)         (170,379)
                                                   --------------     ------------     --------------     --------------


     Net book value at 30 June 2006                      20,215           133,779            10,105           164,099
                                                   ==============     ============     ==============     ==============


     Net book value at 1 January 2006                    20,849           137,662            10,152           168,663
                                                   ==============     ============     ==============     ==============



13   Fixed assets (continued)

                                                                                         Furniture,
                                                                                           fixture,
                                                                                              motor
                                                                Telecommunications                 vehicles and
                                                                     networks and             other
                                                      Buildings         equipment         equipment             Total
                                                   --------------     ------------     --------------     --------------

                                                            RMB               RMB               RMB               RMB
                                                        million           million           million           million
                                                        Audited           Audited           Audited           Audited

     Cost / valuation:
     Balance at 1 January 2005                           25,967           264,383            13,788           304,138
     Reclassifications                                      818            (4,981)            4,163                --
     Additions                                              413               975               490             1,878
     Transferred from construction in progress            1,659            23,106             2,053            26,818
     Disposals/write off                                    (48)           (1,940)             (541)           (2,529)
     Distributed to owner in accordance with
       reorganization for the Acquisition                (1,759)           (1,242)             (183)           (3,184)
                                                   --------------     ------------     --------------     --------------


     Balance at 31 December 2005                         27,050           280,301            19,770           327,121
                                                   --------------     ------------     --------------     --------------


     Accumulated depreciation:
     Balance at 1 January 2005                           (5,382)         (124,673)           (7,186)         (137,241)
     Reclassifications                                     (354)            1,170              (816)               --
     Charges for the year                                  (956)          (21,541)           (2,157)          (24,654)
     Disposals/write off                                      4             1,662               451             2,117
     Distributed to owner in accordance with
       reorganization for the Acquisition                   487               743                90             1,320
                                                   --------------     ------------     --------------     --------------


     Balance at 31 December 2005                         (6,201)         (142,639)           (9,618)         (158,458)
                                                   --------------     ------------     --------------     --------------


     Net book value at 31 December 2005                  20,849           137,662            10,152           168,663
                                                   ==============     ============     ==============     ==============


     Net book value at 1 January 2005                    20,585           139,710             6,602           166,897
                                                   ==============     ============     ==============     ==============

14   Lease prepayments for land

     This represents land use rights in PRC and their net book value is analyzed as follows:

                                                                                              As at             As at
                                                                                            30 June       31 December
                                                                                               2006              2005
                                                                                        ---------------   --------------

                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited           Audited
     Held for:
     Lease of between 10 to 50 years                                                          1,900              1,933
     Lease of less than 10 years                                                                 25                 16
                                                                                        ---------------   --------------


     Balance at end of period/year                                                            1,925              1,949
                                                                                        ===============   ==============


     The movement of the lease prepayments for land is as follows:

                                                                                              As at             As at
                                                                                            30 June       31 December
                                                                                               2006              2005
                                                                                        ---------------   --------------

                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited           Audited

     Balance at beginning of period/year                                                      1,949              1,746
     Additions                                                                                   20                280
     Charge for the period/year                                                                 (44)               (37)
     Distributed to owner upon reorganizations for the Acquisition                                --               (40)
                                                                                        ---------------   --------------


     Balance at end of period/year                                                            1,925              1,949
                                                                                        ===============   ==============

15   Intangible assets

                                                                        Purchased       Sponsorship
                                                       Goodwill          software              fees             Total
                                                   --------------     ------------     --------------     --------------

                                                            RMB               RMB               RMB               RMB
                                                        million           million           million           million
                                                      Unaudited         Unaudited         Unaudited         Unaudited
                                                                                      (Note 24(xv))
     Cost:
     Balance at 1 January 2006                                 3            1,913               540              2,456
     Additions                                                --              120                --                120
     Write off                                                (3)             628)               --               (631)
                                                   --------------     ------------     --------------     --------------


     Balance at 30 June 2006                                  --            1,405               540              1,945
                                                   --------------     ------------     --------------     --------------


     Accumulated amortization:

     Balance at 1 January 2006                                (3)            (925)             (135)            (1,063)
     Amortization for the period                              --             (136)              (68)              (204)
     Write off                                                 3              628                --                631
                                                   --------------     ------------     --------------     --------------


     Balance at 30 June 2006                                  --             (433)             (203)              (636)
                                                   --------------     ------------     --------------     --------------


     Net book value at 1 January 2006                         --              988               405              1,393
                                                   --------------     ------------     --------------     --------------


     Net book value at 30 June 2006                           --              972               337              1,309
                                                   ==============     ============     ==============     ==============


                                                                        Purchased       Sponsorship
                                                       Goodwill          software              fees             Total
                                                   --------------     ------------     --------------     --------------

                                                            RMB               RMB               RMB               RMB
                                                        million           million           million           million
                                                        Audited           Audited           Audited           Audited
     Cost:
     Balance at 1 January 2005                                 3            1,250                --              1,253
     Additions                                                --              663               540              1,203
                                                   --------------     ------------     --------------     --------------


     Balance at 31 December 2005                               3            1,913               540              2,456
                                                   --------------     ------------     --------------     --------------


     Accumulated amortization:
     Balance at 1 January 2005                                (3)            (702)                --              (705)
     Amortization for the year                                --             (223)             (135)              (358)
                                                   --------------     ------------     --------------     --------------


     Balance at 31 December 2005                              (3)            (925)             (135)            (1,063)
                                                   --------------     ------------     --------------     --------------


     Net book value at 1 January 2005                         --              548                --                548
                                                   --------------     ------------     --------------     --------------


     Net book value at 31 December 2005                       --              988               405              1,393
                                                   ==============     ============     ==============     ==============

16   Other non-current assets

                                                                                              As at             As at
                                                                                            30 June       31 December
                                                                                               2006              2005
                                                                                        ---------------   --------------

                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited           Audited

     Installation costs                                                                       3,851             4,197
     Prepaid network capacities                                                                 174             1,454
     Others                                                                                     214               383
                                                                                        ---------------   --------------


                                                                                              4,239             6,034
                                                                                        ===============   ==============


17   Discontinued operations

     On 2 June 2006, the Group entered into agreement to dispose of its entire interest in the ANC Group ("Sales and Purchase Agreement"). The disposal was completed on 22 August 2006. The results and cashflow of the ANC Group are presented in this interim financial statement as discontinued operations.

     The income statement and statement of cash flows of the ANC Group are set out below:

                                                                                         Six months ended 30 June
                                                                                      ----------------------------------

                                                                           Note                2006              2005
                                                                                        ---------------   --------------

                                                                            1,2                 RMB               RMB
                                                                                            million           million
                                                                                          Unaudited         Unaudited
     Discontinued operations:
     Revenues                                                                                   726               663
     Expenses                                                                                  (776)             (716)
                                                                                        ---------------   --------------


     Loss before taxation of discontinued operations                                            (50)              (53)
     Taxation                                                                                    (1)                1
                                                                                        ---------------   --------------


     Loss after tax of discontinued operations                                                  (51)              (52)
                                                                                        ===============   ==============


                                                                                         Six months ended 30 June
                                                                                      ----------------------------------

                                                                           Note                2006              2005
                                                                                        ---------------   --------------

                                                                            1,2                 RMB               RMB
                                                                                            million           million
                                                                                          Unaudited         Unaudited
     Discontinued operations:
     Net cash inflow/(outflow) from operating activities                                        215                (96)
     Net cash outflow from investing activities                                                (126)              (171)
     Net cash inflow from financing activities                                                    --               800
                                                                                        ---------------   --------------


     Net cash inflow from discontinued operations                                                89                533
                                                                                        ===============   ==============


     The assets and liabilities related to the ANC Group have been presented as held for sale following the entering of the Sales and Purchase
     Agreement and classified as a disposal group. An analysis of the disposal group is as follows:

                                                                                                        As at 30 June
                                                                                              Note               2006
                                                                                                          --------------

                                                                                               1,2                RMB
                                                                                                              million
                                                                                                            Unaudited
     Assets of disposal group classified as held for sale

     Cash and bank deposits                                                                                       288
     Accounts receivable                                                                                          348
     Fixed assets                                                                                                 509
     Prepaid networks capacities                                                                                1,314
     Other assets                                                                                                 217
                                                                                                          --------------


     Total assets of the disposal group                                                                         2,676
                                                                                                          ==============


     Liabilities of disposal group classified as held for sale

     Advance from network capacity sales                                                                        2,450
     Accounts payable                                                                                             151
     Accruals and other payables                                                                                  225
     Other liabilities                                                                                            308
                                                                                                          --------------


     Total liabilities of the disposal group                                                                    3,134
                                                                                                          ==============

18   Accounts payable

                                                                                              As at             As at
                                                                                            30 June       31 December
                                                                                               2006              2005
                                                                                        ---------------   --------------

                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited           Audited

     0-30 days                                                                                6,871             6,281
     31-60 days                                                                               2,060             1,796
     61-90 days                                                                               1,982             1,297
     91-180 days                                                                              2,683             1,940
     Over 180 days                                                                            6,191             5,405
                                                                                        ---------------   --------------


     Total                                                                                   19,787            16,719
                                                                                        ===============   ==============


     Included in accounts payable are amounts due to other state-owned telecommunications operators amounting to RMB 42 million (31 December
     2005: RMB 48 million).

19   Bank and other loans

     (a) As at 30 June 2006, the short term bank loans were Renminbi denominated and unsecured:

                                                                                              As at             As at
                                                                                            30 June       31 December
          Interest rate and final maturity                                                     2006              2005
          ---------------------------------                                           ----------------   ---------------

                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited           Audited

          Interest rates ranging from 4.70% to 5.27% per annum with maturity
            through 30 June 2007                                                             45,527            47,341
                                                                                        ===============   ==============


          The carrying values of short term bank loans approximate their fair values which are based on cash flows discounted using rates based on the borrowing rate of 4.70%-5.27% (31 December 2005: 4.70%-5.02%).

          Included in the short-term bank loans were loans from state-owned banks amounting to RMB 44,527 million as at 30 June 2006 (31 December 2005: RMB 46,541 million).

     (b) The Group's long term bank and other loans comprise:

                                                                                              As at             As at
                                                                                            30 June       31 December
                                                                           Note                2006              2005
                                                                                        ---------------   --------------

                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited           Audited

          Long term bank loans                                              (i)              23,160            22,734
          Finance lease obligations                                        (ii)               1,858             2,255
                                                                                        ---------------   --------------


                                                                                             25,018            24,989
                                                                                        ---------------   --------------


          Less: current portion                                                              (7,024)           (6,846)
                                                                                        ---------------   --------------


                                                                                             17,994            18,143
                                                                                        ===============   ==============


          The carrying values of the current portion of long term bank loans approximate their fair values which are based on cash flows discounted using a rate based on the borrowing rate of 5.85% (31
          December 2005: 5.58%).

          Included in the long term bank loans were loans from state-owned banks amounting to RMB 23,160 million as at 30 June 2006 (31
          December 2005: RMB 22,685 million).

          (i) Long term bank loans

                                                                                              As at             As at
                                                                                            30 June       31 December
                                                                                               2006              2005
                                                                                        ---------------   --------------

                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited           Audited
               Loans
                 Unsecured                                                                   22,878            22,414
                 Secured                                                                        282               320
                                                                                        ---------------   --------------


               Total                                                                         23,160            22,734
                                                                                        ---------------   --------------


               Less: current portion                                                         (5,417)           (5,579)
                                                                                        ---------------   --------------


               Long term loans                                                               17,743            17,155
                                                                                        ===============   ==============

          (i) Long term bank loans (continued)

                  The Group's long term bank loans were repayable as follows:

                                                                                              As at             As at
                                                                                            30 June       31 December
                                                                                               2006              2005
                                                                                        ---------------   --------------

                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited           Audited

               Within one year                                                                5,417             5,579
               In the second year                                                             6,253             7,774
               In the third to fifth year, inclusive                                          4,538             5,886
               After the fifth year                                                           6,952             3,495
                                                                                        ---------------   --------------


                                                                                             23,160            22,734
                                                                                        ===============   ==============


               As at 30 June 2006, secured bank loans was RMB 282 million (31
               December 2005: RMB 320 million) which were secured by the followings:

               o    Corporate  guarantees  granted  by China  Netcom  Group to the  extent  of RMB 69  million  (31
                    December 2005: RMB 75 million); and

               o    Corporate  guarantees  granted by third  parties to the extent of RMB 213 million (31  December
                    2005: RMB 245 million).

          (ii) Finance lease obligations

                                                                                              As at             As at
                                                                                            30 June       31 December
                                                                                               2006              2005
                                                                                        ---------------   --------------

                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited           Audited

               Obligation under finance leases                                                1,858             2,255
               Less: current portion                                                         (1,607)           (1,267)
                                                                                        ---------------   --------------


                                                                                                251               988
                                                                                        ===============   ==============


               The accumulated finance lease obligation payable to the related party as at 30 June 2006 amounted to RMB 1,858 million. (31
               December 2005: RMB 2,255 million).

               The interest rates charged on finance lease are ranging from 5.02% to 7.09% with maturity through 8 December 2008 (31
               December 2005: 2.50% to 5.70% with maturity through 8 December
               2008).

          (ii) Finance lease obligations (continued)

                  The Group's liabilities under finance leases are analyzed as follows:

                                                                                              As at             As at
                                                                                            30 June       31 December
                                                                                               2006              2005
                                                                                        ---------------   --------------

                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited           Audited

               Within one year                                                                1,642             1,319
               In the second year                                                               182               903
               In the third to fifth year, inclusive                                             75               106
                                                                                        ---------------   --------------


                                                                                              1,899             2,328
               Less: future finance charges on finance leases                                   (41)              (73)
                                                                                        ---------------   --------------


               Present value of finance lease liabilities                                     1,858             2,255
                                                                                        ===============   ==============


               The present value of finance lease liabilities is as follows:

               Within one year                                                                1,607             1,267
               In the second year                                                               178               885
               In the third to fifth year, inclusive                                             73               103
                                                                                        ---------------   --------------


                                                                                              1,858             2,255
                                                                                        ===============   ==============

     (c) The fair value of the Group's non-current portion of long term bank and other loans at 30 June 2006 and 31 December 2005 were as follows:

                                                                                              As at             As at
                                                                                            30 June       31 December
                                                                                        ---------------   --------------

                                                                                               2006              2005
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited           Audited

          Long term bank loans                                                               15,598            15,571
          Finance lease obligations                                                             244               958
                                                                                        ---------------   --------------


                                                                                             15,842            16,529
                                                                                        ===============   ==============


          The fair value are based on cash flows discounted using rates based on the borrowing rates of ranging from 2.25% to 7.39% (31 December 2005: 2.54% to 6.12%).

20   Deferred revenues

                                                   As at             As at
                                                 30 June       31 December
                                                    2006              2005
                                               -------------   --------------

                                                     RMB               RMB
                                                 million           million
                                               Unaudited           Audited
     Balance at beginning of period/year:
       - upfront connection fees                   5,505             8,910
       - upfront installation fees                 6,769             7,638
       - advances from network capacity sales      2,354             2,173
       - prepaid telephony services                4,272             4,143
                                               -------------   --------------


                                                  18,900            22,864
                                               -------------   --------------

     Additions for the period/year:
       - upfront connection fees                      --                --
       - upfront installation fees                   194               573
       - advances from network capacity sales        185               461
       - prepaid telephony services               13,549            24,435
                                               -------------   --------------


                                                  13,928            25,469
                                               -------------   --------------

     Reductions for the period/year:
       - upfront connection fees                  (1,330)           (3,405)
       - upfront installation fees                  (688)           (1,442)
       - advances from network capacity sales        (70)             (280)
       - prepaid telephony services              (13,245)          (24,306)
                                               -------------   --------------


                                                 (15,333)          (29,433)
                                               -------------   --------------

     Classified as held for sale
       - advances from network capacity sales     (2,450)               --
       - prepaid telephony services                 (170)               --
                                               -------------   --------------


                                                  (2,620)               --
                                               -------------   --------------

     Balance at end of period/year:
       - upfront connection fees                   4,175             5,505
       - upfront installation fees                 6,275             6,769
       - advances from network capacity sales         19             2,354
       - prepaid telephony services                4,406             4,272
                                               -------------   --------------


                                                  14,875            18,900
                                               -------------   --------------

     Representing:
       - Current portion                           7,234             7,975
       - Non-current portion                       7,641            10,925
                                               -------------   --------------


                                                  14,875            18,900
                                               -------------   --------------

21   Share capital



                                                                  Authorized
                        ------------------------------------------------------------------------------------------------

                                                             Convertible preference shares of
                          Ordinary shares of US$0.04 each              US$0.04 each                     Total
                        ------------------------------------   ---------------------------------  ----------------------
                                                       RMB         No.                    RMB                       RMB
                       No. of shares       US$        million   of shares       US$       million     US$          million
                        ------------   ---------     -------   ---------     -------     ------   ---------     ----------

As at 1 January 2005
  and 2006 and as
  at 30 June 2006    25,000,000,000   1,000,000,000    8,277    7,741,782     309,671       3     1,000,309,671     8,280
                     ---------------  -------------   -------   ---------     -------     ------  -------------   ----------


                                                                    Issued
                        ------------------------------------------------------------------------------------------------

                                                             Convertible preference shares of
                          Ordinary shares of US$0.04 each              US$0.04 each                     Total
                        ------------------------------------   ---------------------------------  ----------------------

                                                       RMB         No.                    RMB                     RMB
                      No. of shares       US$        million   of shares       US$       million     US$          million
                        ------------   ---------     -------   ---------     -------     ------   ---------   ----------

As at
1 January 2005
and 2006             6,593,529,000      263,741,160    2,181       --           --          --     263,741,160     2,181
                     ---------------  -------------   -------   ---------     -------     ------  -------------   ----------


Issue of shares upon
  exercise of share
  options (Note)       18,042,300           721,692         6      --           --          --        721,692          6
                     ---------------  -------------   -------   ---------     -------     ------  -------------   ----------


As at 30 June 2006   6,611,571,300      264,462,852     2,187      --           --          --     264,462,852     2,187
                     ---------------  -------------   -------   ---------     -------     ------  -------------   ----------




     Note: As at 30 June 2006, 40% of the 156,703,000 First Grant options (note22) outstanding at 1 January 2006 were exercisable, of which 18,042,300 options (2005: nil) were exercised during the period with an exercise price of HK$8.40. The proportion of the total considerations received amounting to RMB 156 million, exceeds the nominal value of the shares issued was recorded as share premium of the Company.

22   Share option scheme

     A share option scheme was approved pursuant to a directors' resolution on 30 September 2004 ("Share Option Scheme"). Share options are granted to directors of the Company and to certain employees of the Group at the directors' discretion. Share options can be exercised at least 18 months from the later of the date of grant or the date of the listing of the shares of the Company on the Hong Kong Stock Exchange and are subject to certain vesting restrictions on timing.

     On 22 October 2004, 158,640,000 share options with an exercise price of HK$ 8.40 each were granted to the directors of the Company and certain employees of the Group (the "First Grant"). These options were granted immediately prior to the closing of the Company's initial global offering, to subscribe for its ordinary shares at the initial public offering price under the Hong Kong public offering, excluding brokerage and trading fees, and transaction and investor compensation levies. The First Grant has an exercise period of six years from the date of grant.

     On 6 December 2005, the board of directors approved the granting of 79,320,000 shares of share options to certain management personnel and other professional personnel designated by the Compensation Committee of the newly acquired four northern provinces/autonomous region (the "Second Grant").

     The fair value at the grant date of the share options granted in the First Grant is determined using the Black-scholes valuation model based on the following assumptions: expected dividend pay-off ratio of 35%, expected vesting period of 5 years, expected fluctuation rate of 23.6% and risk-free interest rate of 4.3%. The weighted average fair value of each share option on grant date was determined as HK$ 1.22 per share (RMB
     1.28 per share); the fair value at the grant date of the share options granted in the Second Grant is determined using the Black-scholes valuation model based on the following assumptions: expected dividend pay-off ratio of 35%, expected vesting period of 4 years, expected fluctuation rate of 21.46% and risk-free interest rate of 4.3%. The weighted average fair value of each share option on grant date was determined as HK$ 1.28 per share (RMB 1.34 per share). Since there is subjectivity exercised in the valuation model adopted and the underlying assumptions on which the fair value of the share options are determined, and any change in these subjective assumptions may have a significant impact to the fair value of the share options, the Black-Scholes Model adopted may not be a reliable determinant of the fair value of the share options.

     A modification to certain clauses of the share option schemes already granted was approved on 16 May 2006, pursuant to a directors' resolution. The modifications are related to certain aspects including eligible participants, exercise of options and vesting schedules, rights upon cessation of employment, right upon death, rights upon loss of capacity, performance targets, cancellation of options. The modification did not have any impact to the interim financial statement. Please refer to the related announcement on the modifications of share option scheme.

     The movement of the share options already granted during the period/year is summarized as follows:



                                                         No. of share options
                               -----------------------------------------------------------------------

                                  As at 1                                                                As at 31    Exercise
                                  January                                                                December       price
                                     2005        Granted      Exercised      Lapsed     Cancelled            2005       (HK$)
                               ------------      ---------    --------      --------     ---------      ----------   ---------

     First Grant              157,720,000              --           --           --     1,017,000     156,703,000        8.40
     Second Grant                      --      79,320,000           --           --            --      79,320,000       12.45

                                                         No. of share options
                               -----------------------------------------------------------------------

                                  As at 1                                                                As at 30    Exercise
                                  January                                                                    June       price
                                     2006        Granted      Exercised      Lapsed     Cancelled            2006       (HK$)
                               ------------      ---------    ---------     --------     ---------     ----------   ---------

     First Grant              156,703,000              --     18,042,300         --     1,975,500     136,685,200        8.40
     Second Grant              79,320,000              --             --         --       125,500      79,194,500       12.45


23   Commitments

          (a)     Capital commitments



                                                                As at             As at
                                                              30 June       31 December
                                                                 2006              2005
                                                           --------------   --------------
                                                                  RMB               RMB
                                                              million           million
                                                            Unaudited           Audited
          Contracted but not provided for
          Leasehold land and buildings
            - Continuing operations                               201               215
            - Discontinued operations                              --                12
          Telecommunications networks and equipment
            - Continuing operations                             1,819             1,357
            - Discontinued operations                              70                19
          Others
            - Continuing operations                                11               112
                                                           --------------   --------------

          Total
            - Continuing operations                             2,031             1,684
            - Discontinued operations                              70                31
                                                           --------------   --------------

          Authorized but not contracted for
          Leasehold land and buildings
            - Continuing operations                                11                 1
            - Discontinued operations                              --                26
          Telecommunications networks and equipment
            - Continuing operations                               260               112
            - Discontinued operations                              11                --
          Others
            - Continuing operations                                13                --
                                                           --------------   --------------


          Total
            - Continuing operations                               284               113
            - Discontinued operations                              11                26
                                                           --------------   --------------


          (b)     Operating lease commitments
          The Group has future minimum lease payments under non-cancelable operating leases in respect of premises and equipment as follows:


                                                                           As at             As at
                                                                         30 June       31 December
                                                                            2006              2005
                                                                     ---------------   --------------
                                                                             RMB               RMB
                                                                         million           million
                                                                       Unaudited           Audited
          Not later than one year
            - Continuing operations                                          764               583
            - Discontinued operations                                        244               411
          Later than one year and not later than five years
            - Continuing operations                                          429               527
            - Discontinued operations                                        954               846
          Later than five years
            - Continuing operations                                          188               186
            - Discontinued operations                                      1,564             1,513
                                                                     ---------------   --------------


          Total
            - Continuing operations                                        1,381             1,296
            - Discontinued operations                                      2,762             2,770
                                                                     ---------------   --------------


24   Related party transactions

     All state-controlled enterprises, their subsidiaries, their key management and their close family, and their employees represent related parties of the Group as defined by HKAS 24. China Netcom Group, the Group's parent company, is a state-controlled enterprise directly controlled by the PRC government which controls different state-owned enterprises drives the economy of the PRC. The Group is the dominant fixed line telecommunications service provider in northen China by virtue of its historical monopoly over these services. As a result, the Group has extensive transactions including sales to, purchases of services, goods and fixed assets from, leasing of assets from and banking transactions with other state-owned parties in its ordinary course of business. These transactions are carried out at terms similar to those obtained by other state-owned parties and have been reflected in the financial statements.

     The Group's operations are subject to the supervision of and regulation by the PRC Government. The Ministry of Information Industry (MII), pursuant to the authority delegated by the PRC's State Council, is responsible for formulating the policies and regulations for the telecommunications industry in China, including granting license, allocating frequency spectrum, formulating interconnection and settlement arrangement between telecommunications operator, enforcing industry regulation and reviewing tariffs for domestic services. Other PRC governmental authorities also regulate tariff polices, capital investment and foreign investment in the telecommunications industry.

     As a state-owned telecommunication operator, the Group has extensive transactions with other state-owned telecommunication operators in its ordinary course of business. These transactions are carried out in accordance with the rules and regulations stipulated by the MII of the PRC Government and disclosed below.

     The Group has extensive transactions with other members of the China Netcom Group. It is possible that the terms of the transactions between the Group and other members of the China Netcom Group are not the same as those that would result from transactions with other related parties or wholly unrelated parties.

     Management believes that meaningful information relative to related party disclosures has been adequately disclosed.



                                                                                         Six months ended 30 June
                                                                                      ----------------------------------

                                                                           Note                2006              2005
                                                                                        ---------------   --------------
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited         Unaudited
                                                                                                             Restated

     Emoluments to key management                                           (i)                   3                 6
                                                                                        ---------------   --------------


     Interconnection fees
       - from fellow subsidiaries                                         (iv)(b)               145               149
       - from other state-owned telecommunications operators              (iv)(b)             3,352             3,059
                                                                                        ---------------   --------------


     Subtotal                                                                                 3,497             3,208
                                                                                        ---------------   --------------


     Interconnection charges
       - to fellow subsidiaries                                           (iv)(b)               394               307
       - to other state-owned telecommunications operators                (iv)(b)               830               671
                                                                                        ---------------   --------------


     Subtotal                                                                                 1,224               978
                                                                                        ---------------   --------------


     Rental income from properties leased to fellow subsidiaries      (iv)(a),(iv)(c)             1                --
                                                                                        ---------------   --------------


     Purchase of materials
       - from fellow subsidiaries                                     (iv)(a),(iv)(c)           668               581
       - from other related companies                                 (iv)(a),(iv)(c)            70               109
                                                                                        ---------------   --------------


     Subtotal                                                                                   738               690
                                                                                        ---------------   --------------


                                                                                         Six months ended 30 June
                                                                                      ----------------------------------

                                                                           Note                2006              2005
                                                                                        ---------------   --------------
                                                                                                RMB               RMB
                                                                                            million           million
                                                                                          Unaudited         Unaudited
                                                                                                             Restated
                                                                                                             (Note 2)

     Receipt of engineering, project planning, design, construction and information technology services
       - from fellow subsidiaries                                     (iv)(a),(iv)(b)           836               704
       - from other related companies                                 (iv)(a),(iv)(b)           138                97
                                                                                        ---------------   --------------


     Subtotal                                                                                   974               801
                                                                                        ---------------   --------------


     Ancillary telecommunications support services
       - from fellow subsidiaries                                           (v)                 155               106
       - from other related companies                                       (v)                  18                11
                                                                                        ---------------   --------------


     Subtotal                                                                                   173               117
                                                                                        ---------------   --------------


     Payment of operating lease rentals of premises
       - to fellow subsidiaries                                       (iv)(a),(iv)(c)           333               294
                                                                                        ---------------   --------------


     Property sub-lease rentals to fellow subsidiaries                (iv)(a),(iv)(c)             6                 --
                                                                                        ---------------   --------------


     Common corporate services income from ultimate
       holding company                                                     (vi)                  51                28
                                                                                        ---------------   --------------


     Common corporate services expenditure paid to ultimate
       holding company                                                     (vi)                 162               117
                                                                                        ---------------   --------------

                                                                                         Six months ended 30 June
                                                                                      ----------------------------------

                                                                           Note                2006              2005
                                                                                        ---------------   --------------

                                                                                                 MB               RMB
                                                                                            million           million
                                                                                          Unaudited         Unaudited
                                                                                                             Restated
                                                                                                             (Note 2)
     Support services received
       - from ultimate holding company                                     (vii)                 --                 2
       - from fellow subsidiaries                                          (vii)                373               324
       - from other related companies                                      (vii)                 40               193
                                                                                        ---------------   --------------


     Subtotal                                                                                   413               519
                                                                                        ---------------   --------------


     Telecommunications rental income from other state-owned
       telecommunications operators                                       (iv)(b)               135               613
                                                                                        ---------------   --------------


     Payment for lease of telecommunications facility
       - to ultimate holding company                                      (viii)                 37                --
       - to fellow subsidiaries                                           (viii)                153               292
                                                                                        ---------------   --------------


     Subtotal                                                                                   190               292
                                                                                        ---------------   --------------


     Payment for purchase of long-term telecommunications
       capacity to fellow subsidiaries                                     (ix)                  36                91
                                                                                        ---------------   --------------


     Payment for lease of long-term telecommunications
       capacity to fellow subsidiaries                                      (x)                  65                52
                                                                                        ---------------   --------------


     Management fee received from fellow subsidiaries                      (xi)                  23                55
                                                                                        ---------------   --------------


     Notes:

     (i) Represents the emoluments paid to all of the directors and the top management of the Group, who are considered to be the related parties of the Group.

     (ii) The Group entered into finance lease arrangements with a related party, which was included in Note 19 b(ii).

     (iii) Related party represents the non-listed investees of the fellow subsidiaries.

     (iv)   Priced based on one of the following three criteria:

            (a) market price;

            (b) prices based on government guidance; or

            (c) cost plus basis.

     (v) Represents provision of ancillary telecommunications support services to the Group by the fellow subsidiaries and the related companies. These services include certain telecommunications pre-sale, on-sale and after-sale services, certain sales agency services, the printing and delivery of invoice services, the maintenance of certain air-conditioning, fire alarm equipment and telephone booths and other customer services.

     (vi) The Group entered into a Master Service Sharing agreement with China Netcom Group pursuant to which expenses associated with common corporate services is allocated between the Group and China Netcom Group based on total asset as appropriate.

     (vii) Represents the support services provided to the Group by the fellow subsidiaries and the related companies. These support services include equipment leasing services, motor vehicles services, safety and security services, conference services, basic construction agency services, equipment maintenance services, employee training services, advertising services, printing services and other support services.

     (viii) The Group entered into a Telecommunications Facilities Leasing Agreement with China Netcom Group pursuant to which the Group leases the international telecommunications facilities and inter-provincial transmission optic fibers from China Netcom Group. The lease payment is based on the depreciation charge of the assets.

     (ix) The Group entered into a Capacity Purchase Agreement with East Asia Netcom Limited ("EANL"), a wholly owned subsidiary of China Netcom Group, pursuant to which the Group receives certain amounts of long-term telecommunications capacity from China Netcom Group at market prices as set out in the Capacity Purchase Agreement.

     (x) The Group entered into a Capacity Lease Agreement with EANL, pursuant to which the Group leases certain amount of capacity of China Netcom Group's telecommunications network at market rates as set out in the Capacity Lease Agreement.

     (xi) The Group entered into a Management Services Agreement with EANL, pursuant to which the Group provides certain management services to China Netcom Group either on a cost reimbursement basis or on the basis of cost plus reasonable profits not exceeding the market price as set out in the Management Service Agreement.

     (xii) In addition, pursuant to the Listing Reorganization and the Acquisition, China Netcom Group have agreed to hold and maintain, for the Group's benefit, all licenses received from the MII in connection with the Restructured Businesses transferred to the Group. The licenses maintained by China Netcom Group were granted by the MII at nil or nominal costs. To the extent that China Netcom Group incurs a cost to maintain or obtain licenses in the future, the Company has agreed reimburse China Netcom Group for any such expense.

     (xiii) China Netcom Group has also agreed to indemnify the Group in connection with any tax and deferred tax liabilities not recognized in the financial statements of the Group arising from transactions prior to the date of Listing Reorganization and the Acquisition in relation to the business of the Group prior to the Acquisition and the business of the newly required four provinces/autonomous region respectively.

     (xiv) As at 30 June 2006, China Netcom Group had granted corporate guarantees to the Group as set out in Note 19 (b).

     (xv) China Netcom Group, the Group's ultimate holding company, entered into an agreement (the "Sponsorship Agreement") with Beijing Organization Committee ("BOCOG") which designated China Netcom Group as the exclusive fixed-line telecommunications services partner in the People's Republic of China ("PRC") to sponsor the 2008 Beijing Olympic Games. China Netcom Group allocated the sponsorship fee to its members based on the estimated future benefits derived from the Sponsorship Agreement to respective members and the Group has contributed a portion of the required support under the Sponsorship Agreement through providing cash to BOCOG amounting to RMB 540 million. Accordingly, an intangible asset and a payable to the ultimate holding company of the said amount have been recognized on the Group' balance sheet. Up to 30 June 2006, the settlement to China Netcom Group totaled 195 million and the balance of China Netcom Group amounted to RMB 345million as at 30 June 2006 (31 December 2005: RMB540 million).

     (xvi) As at 30 June 2006, the Group has balances with other state-owned telecommunication service providers and loans granted from state-owned banks as set out in Notes 11, 18 and 19 respectively.

     (xvii) For the six months period to 30 June 2006, the deferred consideration in respect of the Acquisition paid to China Netcom Group amounted to RMB 980 million (for the six months period ended 30 June 2005: nil), and the balance of deferred consideration as of 30 June 2006 amounted to RMB 8,820 million (31 December 2005:
            RMB 9,800 million) as set out in Note 12(b). The related interest chared for six months period ended 30 June 2006 amounted to RMB 251 million (for the six months period ended 30 June 2005: nil) as set out in Note 6.

25   Significant subsequent events

     (i) The Group completed the disposal of the ANC Group to third party buyers on 22 August 2006. The Group expects to record a net gain ranging from approximately RMB1.7 billion to RMB1.9 billion and the gain will be reported as part of discontinued operations for the year ending 31 December 2006. On the same date, the Group committed to purchase network capacities from the third party buyers in the amount of no less than US$60,000,000 in the next three years in accordance with a capacity purchase agreement.

     (ii) On 20 July 2006, China Netcom (Group) Limited, the wholly owned subsidiary of the Group, issued RMB 10 billion one-year Commercial Paper in the PRC capital market with RMB 9,676 million net cash inflow from this offering. The interest rate charged on this Commercial Paper is 3.35%.

26   Ultimate holding party

     The ultimate holding company is China Netcom Group which is owned and controlled by the PRC Government.

27   Approval of financial statements

     The financial statements were approved by the Board of Directors on 23 August 2006

Supplementary Information for American Depositary Shares Holders
The consolidated financial statements of the Group have been prepared in accordance with Hong Kong GAAP, which differs in certain material respects from U.S. GAAP. Differences between Hong Kong GAAP and U.S. GAAP, which may have a significant impact on the consolidated net income and the consolidated shareholders' equity are described below.

The effect on net income of significant differences between Hong Kong GAAP and U.S.GAAP for the six months ended 30 June 2006 and 2005 is as follows:



                                                                                Six months ended 30 June


                                                                             2005              2006              2006


                                                                           Unaudited         Unaudited         Unaudited
                                                                                                             US$ million
                                                                           RMB million except                 except per
                                                                             per share data                   share data
                                                                         Restated
                                                                           Note 2

Consolidated profit/(loss) for the period under Hong Kong GAAP
  -- continuing operations                                                   7,740             7,145               894
  -- discontinued operations                                                   (52)              (51)               (6)

                                                                             7,688             7,094               888

U.S. GAAP adjustments which are only related to continuing operations
  Depreciation of revalued fixed assets                                     (2,401)           (2,436)             (305)
  Tax effect on the above adjustments                                          792               804               101

                                                                            (1,609)           (1,632)             (204)

Consolidated profit/(loss) for the period under U.S. GAAP
  -- continuing operations                                                   6,131             5,513               690
  -- discontinued operations                                                   (52)              (51)               (6)

                                                                             6,079             5,462               684

Shares used in computing basic earnings per share (million)                  6,594             6,596             6,596

Shares used in computing diluted earnings per share (million)                6,628             6,647             6,647

Earnings per share for profit from continuing operations
  attributable to shareholders of the Company for the
  period under U.S. GAAP
  - Basic earnings per share                                               RMB0.93           RMB0.84           US$0.10

  - Diluted earnings per share                                             RMB0.93           RMB0.83           US$0.10




Loss per share for loss from discontinued operations
  attributable to shareholders of the Company for the
  period under U.S. GAAP
  - Basic loss per share                                                  RMB(0.01)         RMB(0.01)               --


  - Diluted loss per share                                                RMB(0.01)         RMB(0.01)               --


The effect on shareholders' equity of significant differences between Hong Kong GAAP and U.S. GAAP as at 30 June 2006 and 31 December 2005 is as follows:



                                                                 31 December 2005      30 June 2006      30 June 2006
                                                                        Unaudited         Unaudited         Unaudited


                                                                              RMB               RMB               US$
                                                                          million           million           million

Consolidated shareholders' equity
  under Hong Kong GAAP                                                     63,010            67,054             8,386
U.S.GAAP adjustments:
  Revaluation of fixed assets                                              30,251            30,251             3,783
  Depreciation of revalued fixed assets                                    (8,639)          (11,075)           (1,385)
  Tax effect on the above adjustments                                      (7,132)           (6,328)             (791)


Consolidated shareholders' equity under U.S. GAAP                          77,490            79,902             9,993




Other Information
Directors' and chief executive's interests in shares and short positions

Some of our directors personally hold options to subscribe for ordinary shares of the Company, as disclosed under the paragraph "Directors', chief executive's and employees' rights to acquire shares" below. These share options were granted pursuant to the terms of the share option scheme adopted by the Company on 30 September 2004 and subsequently amended on 16 May 2006 (the "Share Option Scheme").

Apart from those disclosed herein, as at 30 June 2006, none of the directors nor the chief executive of the Company had any interests or short positions in any of the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the Securities and Futures Ordinance (the "SFO")) that is required to be recorded and kept in the register in accordance with section 352 of the SFO, any interests required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code").

Directors', chief executive's and employees' rights to acquire shares

Share Option Scheme of the Company
During the six months ended 30 June 2006, no share option has been granted under the Share Option Scheme.

As at 30 June 2006, the directors and chief executive of the Company, employees of the Group and other persons had the following personal interests in options to subscribe for shares of the Company granted under the Share Option Scheme of the Company.


                      No. of shares      No. of shares                                          No. of shares
                   Price per share
                    involved in the    involved in the                        No. of shares       acquired on
                        be paid on
                options outstanding            options    Date on which     involved in the       exercise of
                        exercise of
                   at the beginning     outstanding at     options were   options cancelled




                     options during                     options
                      of the period         period end                 granted during the period     the period
                                HK$

Directors

Zhang Chunjiang             920,000         920,000  22 October 2004               --                --             8.40
Tian Suning                 920,000         920,000  22 October 2004               --                --             8.40
Zuo Xunsheng                800,000         800,000  22 October 2004               --                --             8.40
(also the chief
executive officer)
Zhang Xiaotie               800,000         630,000  22 October 2004               --          170,000             8.40
Miao Jianhua                700,000         700,000  22 October 2004               --                --             8.40
Li Liming                   700,000         620,000  22 October 2004               --           80,000             8.40
Yan Yixun                   590,000         590,000  22 October 2004               --                --             8.40

Employees               150,683,000*               131,505,200       22 October 2004       1,739,500      17, 438,300
                               8.40

                         79,320,000      79,194,500  6 December 2005        125,500                 --
                              12.45

Other Persons               590,000              --  22 October 2004        236,000           354,000
                               8.40


Total                                  215,879,700(a)                                    18,042,300


* The number of shares involved in the options outstanding at the beginning of the period included share options granted to Mr. Jiang Weiping involving a total of 700,000 shares. Mr. Jiang Weiping resigned as executive director of the Company in May 2006, and he continues to serve as the general manager of the human resource department of the Company.

Notes:

(a) The total number of shares involved in the options outstanding at period end represents 3.27 per cent. of the issued share capital of the Company as at the date of this report.

(b) Grantees of the share options granted on 22 October 2004 are entitled to exercise the options in the following periods:

     (i) in respect of 40 per cent. of the options granted, from 17 May 2006 to 16 November 2010;

     (ii) in respect of a further 20 per cent. of the options granted, from 17 May 2007 to 16 November 2010;

     (iii) in respect of a further 20 per cent. of the options granted, from 17 May 2008 to 16 November 2010; and

     (iv) in respect of the remaining 20 per cent. of the options granted, from 17 May 2009 to 16 November 2010.

(c) Grantees of the share options granted on 6 December 2005 are entitled to exercise the options in the following periods:

     (i) in respect of 40 per cent. of the options granted, from 6 December 2007 to 5 December 2011;

     (ii) in respect of a further 20 per cent. of the options granted, from 6 December 2008 to 5 December 2011;

     (iii) in respect of a further 20 per cent. of the options granted, from 6 December 2009 to 5 December 2011; and

     (iv) in respect of the remaining 20 per cent. of the options granted, from 6 December 2010 to 5 December 2011.

Details of share options exercised during the period:



                                                          Weighted average
                                                         closing price per
                                                         share immediately
Period during                      Exercise                before dates of        Proceeds          Number of shares
which options                         price            exercise of options        received           involved in the
were exercised                        (HK$)                          (HK$)            (HK$)                  options

From 17 May 2006 to                    8.40                          12.79     151,555,320                18,042,300
30 June 2006


Substantial interests in the share capital of the Company

The Company has been notified of the following interests in the Company's issued shares at 30 June 2006 amounting to 5 per cent. or more of the ordinary shares in issue:


                                                                                                          Percentage
                                                                    Ordinary shares held                    of total
                                                                  directly       indirectly            issued shares

(i)  China Network Communications Group Corporation                     --         4,945,148,000(1)(2)        74.80%

(ii) China Netcom Group Corporation (BVI) Limited            4,647,449,014(1)        297,698,986(1)(2)        74.80%





Notes:

(1) China Network Communications Group Corporation ("China Netcom Group") beneficially owns 4,647,449,014 shares held by its wholly-owned subsidiary, China Netcom Group Corporation (BVI) Limited ("CNC BVI") and 1 share held by CNC Cayman, Limited ("CNC Cayman"), a wholly-owned subsidiary of CNC BVI. The percentage of total issued share capital of the Company beneficially held by China Netcom Group is 70.29 per cent.

(2) China Netcom Group is deemed under the SFO to be interested in 297,698,985 shares held by CNC BVI as trustee on behalf of certain shareholders, representing 4.50 per cent. of the issued share capital of the Company.

Apart from the foregoing, as at 30 June 2006, no person or corporation had any interest in the share capital of the Company as recorded in the registers required to be kept under section 336 of the SFO as having an interest in 5 per cent. or more of or any short position in the issued share capital of the Company.

Discussion and analysis of the Company's performance

In compliance with paragraph 40(2) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), the Company confirms that, save for the completion of the disposal by the Company of 100% equity interest in Asia Netcom Corporation Limited on 22 August 2006 pursuant to an agreement dated 2 June 2006 (details of which are set out in the Company's announcements dated 2 June 2006 and 23 August 2006) and the adjustment to tariffs for inter-district voice calls by the Company's subsidiaries in certain provinces with effect from 1 March 2006 as required by the relevant regulatory authorities of the government, the current information in relation to those matters set out in paragraph 32 of Appendix 16 to the Listing Rules as applicable to the Company has not changed materially from the information disclosed in the Company's 2005 Annual Report.

Interim dividend

The board of directors of the Company has resolved that no interim dividend be paid for the six months ended 30 June 2006.

Audit Committee

The Audit Committee reviewed with management the accounting principles and practices adopted by the Company and discussed auditing, internal control and financial report matters including review of the unaudited interim financial statements for the six months ended 30 June 2006.

Compliance with the code provisions set out in the Code on Corporate Governance Practices

The Company has complied with all code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules throughout the six months ended 30 June 2006.

Under the amended Section 303A of New York Stock Exchange Listed Company Manual, foreign issuers (including China Netcom Group Corporation (Hong Kong) Limited) listed on the NYSE are required to disclose a summary of the significant differences between their domestic corporate governance rules and NYSE corporate governance rules that would apply to a U.S. domestic issuer. A summary of such differences appears on our website at http://www.china-netcom.com/english/inv/Corporate_Governance_Differences.htm.

Compliance with the Model Code

The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules. All directors have confirmed, following enquiry by the Company, that they have complied with the required standard set out in the Model Code throughout the period from 1 January 2006 to 30 June 2006.

Purchase, sale or redemption of the Company's listed securities

During the six months ended 30 June 2006, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

Forward-looking statements

This interim report includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements of historical facts, including in this interim report that address activities, events or developments which we expect or anticipate will or may occur in the future are hereby identified as forward looking statements for the purpose of the safe harbor provided by Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The words such as believe, intend, expect, anticipate, project, estimate, predict, plan and similar expression are also intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") and in the Company's other filings with the SEC.


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